
September 2, 2011

Via E-mail
J. Keith McKinnish
Chief Financial Officer
WireCo WorldGroup Inc.
12200 NW Ambassador Drive
Kansas City, MO 64163

>   **Re: WireCo WorldGroup Inc.**
>   **Amendment No. 1 to Form S-4**
>   **Filed August 19, 2011**
>   **File No. 333-174896**

Dear Mr. McKinnish:

We have reviewed your registration statement and have the following comments.

General

1. Please file your next amendment under the appropriate EDGAR tag, which should indicate that the filing is an "S-4/A," rather than "S-1/A."

Prospectus Cover Page

2. We note your response to comment two in our letter dated July 12, 2011. Please identify the guarantees at the top of the cover page.

Industry and Market Data, page ii

3. We note your response to comment five in our letter dated July 12, 2011. We further note your disclosure that you "have not independently verified market industry data provided by third parties or by industry or general publications, nor have [you] ascertained the underlying economic assumptions relied upon therein." Please revise your disclosure to remove the implication that you are not responsible for the accuracy of the information you have elected to include in the prospectus.

Forward-Looking Statements, page iii

4. Since the safe-harbor for forward-looking statements is not available, we object to your reference to forward-looking statements "within the meaning of the federal securities laws." Either delete the reference or explicitly state that the safe harbor is not available.

Summary Historical Condensed Consolidated Financial and Other Data, page 18

Non-GAAP Financial Measures, page 18

5. We note your response to comment 10 in our letter dated July 12, 2011. Please address the following regarding the pro forma adjustments included in your calculations of Adjusted EBITDA as performance and liquidity measures:

- Revise to provide a more detailed explanation of how you determined each of these adjustments. For example, we are not able to recalculate the 2009 adjustment for Oliveira pro forma EBITDA simply by using net profit, interest, taxes, depreciation and amortization as presented on pages F-69 through F-72.

- Tell us how you determined the inclusion of each of these adjustments in your calculation of Adjusted EBITDA is consistent with the provisions of Item 10(e) of Regulation S-K. For example, it is unclear how you determined it was appropriate to exclude a full year of lease payments for machinery and equipment that was purchased from the lessor on December 31, 2010 when it is likely that you would have additional costs associated with the purchase of this equipment such as repairs and maintenance.

6. Notwithstanding our comment above, you disclose on page 115 that the Adjusted EBITDA calculation that you use to determine incentive compensation is not calculated in the same manner as the Adjusted EBITDA measure you use to measure performance and liquidity. So that readers may better understand which calculation you are referring to in each instance where Adjusted EBITDA is referred to, please revise your filing throughout to differentiate the two calculations from each other. This could be accomplished by using different titles for each measure and showing separate reconciliations to U.S. GAAP for each measure. Please also revise to disclose whether or not Adjusted EBITDA (as calculated on pages 21 and 22) differs from Adjusted EBITDA as calculated for purposes of determining compliance with financial covenants pursuant to your debt agreements. If these calculations are different, please revise your filing to demonstrate how the calculations vary from each other.

Risk Factors, page 24

7. Please remove the reference to information incorporated by reference from the introductory paragraph under this heading.

The Exchange Offer, page 41

Expiration Date; Extensions; Amendments, page 44

8. We note your response to comment 12 in our letter dated July 12, 2011. Please revise your disclosure in the last paragraph under this heading to indicate that if you plan to return any outstanding notes not accepted for exchange, you will do so promptly, rather than as promptly as practicable, upon the expiration or termination of the offer. Refer to Rule 14e-1(c) of the Exchange Act.

9. We note your response to comment 13 in our letter dated July 12, 2011. Please confirm that any notice of extension will disclose the approximate number of notes deposited to date. Refer to Rule 14e-1(d) of the Exchange Act.

10. We reissue comment 14 in our letter dated July 12, 2011. We note that you reserve the right, in your sole discretion, to delay accepting for exchange any outstanding notes. Please clarify in what circumstance you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Unaudited Pro Forma Combined Condensed Statements of Operations, page 52

Other Investment Transactions, page 52

11. Your response to comment 16 in our letter dated July 12, 2011 appears to indicate that the pre-tax income from continuing operations for your China JV and Drumet were both $673,518. Please confirm that this is accurate or alternatively, please provide us with updated significance test calculations for both acquisitions.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 66

Contractual Obligations and Commitments, page 83

12. Please revise to include your obligation to fund $12 million of the $15 million capital contribution in the China JV. Alternatively, please tell us why you believe it is not necessary to include this contractual obligation in the table.

Critical Accounting Policies, page 86

Impairment of Property, Plant and Equipment and Finite-Lived Intangible Assets, page 87

13. We note your response to comment 24 in our letter dated July 12, 2011. Please revise to specifically disclose how you would calculate impairment of your property, plant and equipment and finite-lived intangible assets if impairment indicators were present.

Impairment of Indefinite-Lived Intangible Assets and Goodwill, page 87

14. We note your response to comment 25 in our letter dated July 12, 2011. Your disclosures on page F-56 indicate that you have four operating segments which have been aggregated into a single reportable segment for segment reporting purposes. It is unclear if all of your goodwill has been allocated to a single reporting unit, if you have four separate reporting units corresponding to your geographical operating segments, or if you have determined your reporting unit(s) in some other manner. Please revise to explain how you have determined your reporting unit(s) for goodwill impairment testing purposes.

Investment in the China Joint Venture, page 88

15. We note your response to comment 27 in our letter dated July 12, 2011. As previously requested, please revise to demonstrate how your financial results could be impacted by material changes in the estimates used to estimate the fair value of your investment. For example, consider disclosing how sensitive your estimates of fair value are by quantifying how your determination of fair value under the cost and/or market approach would be affected by changes in any material assumptions.

Income Taxes, page 88

16. We note your response to comment 28 in our letter dated July 12, 2011. It is still not clear where you have discussed the material assumptions surrounding your income taxes. As previously requested, please enhance your income taxes critical accounting policy to include a discussion of the material assumptions you made as well as the financial statement impact if actual results have differed from the estimates made by management. Please revise to describe the nature of the positive and negative evidence you considered in your determination that your deferred tax assets were recoverable as of December 31, 2010 and how that evidence was weighted. In particular, please ensure that your revisions address how you considered the negative operating cash flows and net losses before income taxes indurred during 2010. Refer to SEC Interpretive Release No. 33-8350 and SEC Release No. 33-8040.

Executive Compensation, page 114

Compensation Discussion and Analysis, page 114

Elements of Our Compensation Program, page 114

Annual Incentives, page 115

17. We note your response to comment 35 in our letter dated July 12, 2011. Please clarify the relationship between the amounts paid to your named executive officers from the executive bonus pool and the targeted quarterly incentive compensation percentages disclosed on page 115. We note your disclosure on the same page that "[t]he pool is allocated in proportion with their Targeted Amount and salaries relative to the other participating employees of the Company." In addition, please include a total column in the two tables on page 115 to show on an annual basis budgeted and actual Adjusted EBITDA performance, aggregate and executive bonus pool sizes, and annual incentive payouts to your named executive officers.

18. We note your response to comment 36 in our letter dated July 12, 2011, and have the following comments:

- Define EBITDA as measured under the CEO Plan.

- Disclose budgeted EBITDA for 2010 as a dollar amount.

- Clarify the relationship between budgeted and actual EBITDA performance and amounts earned by Mr. Glazer under the CEO Plan and how payouts under the CEO Plan are influenced by Mr. Glazer's performance relative to his "key objectives" and "non-objective performance" criteria.

19. We note your response to comment 37 in our letter dated July 12, 2011. Please relocate your disclosure regarding Mr. Oswald's award of 3,000 options under an appropriate heading.

Grants of Plan-based Awards, page 119

20. We reissue comment 39 in our letter dated July 12, 2011. Please provide the disclosure required by Item 402(d) of Regulation S-K with respect to your quarterly and Mr. Grazer's annual EBITDA Bonus Plans.

Outstanding Equity Awards at Year-end, page 120

21. We note your response to comment 40 in our letter dated July 12, 2011. Please disclose the vesting dates of each option award not covered by footnote (1) to your outstanding equity awards table.

Potential Payments upon Termination, Change in Control, or Other Event, page 121

22. We note your response to comment 41 in our letter dated July 12, 2011. The discussion that you cross-reference under this heading only covers agreements with Messrs. Glazer, Bruder, and McKinnish. Please provide the narrative disclosure required by Item 402(j) of Regulation S-K with respect to the amounts payable to Messrs. Oswald and Gomez as severance under the different scenarios reflected in the table on page 121. In addition, please revise your table and accompanying footnote (1) to reflect the value of options that will accelerate if either a change in control or death occurs. We observe that footnote (1) refers to accelerated options and that your table only refers to base salary and fringe benefit payments.

Certain Relationships and Related Party Transactions, page 125

23. We note your additional disclosure under the heading "Item 20. Indemnification of Directors and Officers" in Part II of your registration statement. Under the above-captioned heading in your prospectus, please provide the disclosure required by Item 404(a) of Regulation S-K with respect to the Indemnification Letter Agreement you entered into with Paine & Partners, LLC in February 2007. In addition, please file this agreement as a material contract exhibit. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Financial Statements

Interim Financial Statements – June 30, 2011

General

24. Please address the comments above in your interim financial statements, as well.

Financial Statements – December 31, 2010

(1) Organization and Description of the Business, page F-31

25. We note your response to comment 46 in our letter dated July 12, 2011. We continue to await the completion of the reorganization described on page F-31 and the corresponding changes to your financial statements and auditor opinion on page F-25.

Signatures, page II-7

26. We note your response to comment 51 in our letter dated July 12, 2011. Please identify the individuals who have signed the registration statement in the capacities of principal accounting officer and principal financial officer for WRCA US Holdings Inc. (page II-14) and principal executive officer for WRCA, LLC (page II-15) and Phillystran Europe B.V. (page II-20).

Index to Exhibits

27. We note your response to comment 53 in our letter July 12, 2011. Please revise your exhibit index descriptions of exhibits 10.1 and 10.14 to make clear that they refer to the Mr. Grazer's employment agreement (including bonus plan) and the preliminary share purchase agreement to acquire Drumet, respectively.

Exhibit 5.1 – Form of Opinion of Husch Blackwell LLP

28. The exceptions in paragraph 5 appear inappropriate. Please have counsel revise its opinion accordingly.

29. We note the statement in the penultimate paragraph that the opinion is provided as of the date of the opinion. Please be advised that the opinion must speak as of the effective date of the registration statement. Please have counsel revise its opinion accordingly

30. The exception set forth in part (d) of paragraph 1 appears inappropriate. Please have counsel revise its opinion accordingly or supplementally explain the basis for the inclusion of the proviso.

Exhibit 5.2 – Form of Opinion of Heyman and Partner Rechtsanwaelte

31. We note the statement in paragraph 4(c) that the opinion "speaks as of its date…." Please be advised that the opinion must speak as of the effective date of the registration statement. Please have counsel revise its opinion accordingly

Exhibit 5.4 – Form of Opinion of Walkers

32. We note the language in the first unnumbered paragraph on page three indicating that the "opinion is given solely for [the addressee's] benefit and the benefit of [the addressee's legal advisers acting in that capacity in relation to this transaction and may not be relied upon by any other person without [counsel's] prior written consent." Please have counsel revise its opinion to remove this limitation upon reliance. While counsel may limit its opinion as to purpose, it may not limit the persons who may rely upon the opinion.

Exhibit 5.7 – Form of Opinion of Arendt and Medernach LLC

33. The assumption set forth in paragraph (xiii) on page three appears inappropriate. Please have counsel revise its opinion accordingly or explain the basis for the inclusion of the assumption.

34. We note the statement in paragraph 6 that the opinion speaks as of the date of the opinion. Please be advised that the opinion must speak as of the effective date of the registration statement. Please have counsel revise its opinion accordingly.

Exhibit 10.11(a) – Amended and Restated ABL Loan and Security Agreement

35. We note your response to comment 52 in our letter dated July 12, 2011. It appears that exhibit 10.11(a) continues to omit portions of the loan and security agreement, including, for example, Annex XII thereto. Please advise us or, as previously requested, re-file this agreement to include all of the exhibits and annexes referenced therein. Please refer to Item 601(b)(10) of Regulation S-K.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Lisa Etheredge, Staff Accountant, at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Steven F. Carman, Esq.
        Husch Blackwell LLP (via E-mail)